UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-36427

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CHEETAH MOBILE INC.
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Building No. 11

Wandong Science and Technology Cultural Innovation Park

No.7 Sanjianfangnanli, Chaoyang District

Beijing 100024

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Changes to the Board of Directors

Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”) today announced the appointment of Mr. Shengwu Wu as an independent director to its board of directors (the “Board”), effective August 1, 2023. Mr. Wu will also serve as a member of the nominating and corporate governance committee of the Board, and a member and chairman of the compensation committee of the Board.

Mr. Wu has held the position of global executive vice president at Tsinghua Unigroup and chairman of the board of the directors of Xiamen Education Technology Group Co., Ltd (SZSE: 000526) since 2019. Additionally, he currently serves as chairman of the board of the directors and chief executive officer of Unic Memory Technology Co. Ltd. Prior to joining Tsinghua Unigroup, Mr. Wu served as the deputy director of the Department of Electronic Information at the Ministry of Industry and Information Technology of the People’s Republic of China from 2016 to 2019, district head of Haishu District, Ningbo, China from 2011 to 2016, and director of Ningbo Information Industry Bureau from 2006 to 2011. With over two decades of experience in the information and communication technologies (ICT) field, Mr. Wu possesses extensive industry management experience. Mr. Wu received his bachelor’s degree in engineering and master’s degree in laws from Tsinghua University, and a Ph.D. degree in administration from Huazhong University of Science and Technology.

The Company also announced the resignation of Ms. Ning Zhang as an independent director of the Company, a member of the nominating and corporate governance committee of the Board, and a member and chairperson of the compensation committee of the Board, effective August 1, 2023. Ms. Zhang’s resignation did not result from any disagreement with the Company.

After the changes, the Board will consist of six members, three of whom will be independent directors. Both the nominating and corporate governance committee and the compensation committee will consist solely of independent directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEETAH MOBILE INC.

By	:	/s/ Thomas Jintao Ren
Name	:	Thomas Jintao Ren
Title	:	Chief Financial Officer

Date: August 2, 2023